

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2023

Adam Gishen
Chief Executive Officer
Freedom Acquisition I Corp.
14 Wall Street, 20th Floor
New York, New York 10005

> **Re: Freedom Acquisition I Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 17, 2023**
> **File No. 001-40117**

Dear Adam Gishen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brandon J. Bortner, Esq.